UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Chicago Bridge & Iron Company N.V.

(Name of Subject Company (Issuer))

McDermott Technology, B.V.

(Name of Filing Person (Offeror))

A Wholly Owned Subsidiary of

McDermott International, Inc.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, EUR 0.01 par value

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

John M. Freeman

Senior Vice President,

General Counsel & Corporate Secretary

McDermott International, Inc.

4424 West Sam Houston Parkway North

Houston, Texas 77041

(281) 870-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ted W. Paris

James H. Mayor

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
$1,701,832,879	$211,878.19

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based on the product of (1) $16.07, the average of the high and low prices per share of Chicago Bridge & Iron Company N.V. common stock, par value EUR 0.01 per share (“CB&I Common Stock”), on the New York Stock Exchange on March 26, 2018, multiplied by (2) 105,901,237, the maximum number of shares of CB&I Common Stock that may be exchanged in the Exchange Offer (including shares of CB&I Common Stock underlying unexercised options to purchase shares of CB&I Common Stock and outstanding restricted stock unit awards, in each case outstanding under CB&I’s equity-based incentive or other compensation plans as of March 26, 2018, as well as an estimate with respect to awards anticipated to be issued before the completion of the Combination).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and SEC Fee Advisory #1 for Fiscal Year 2018 equals 0.0001245 multiplied by the estimated transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $251,101.30	Filing Parties: McDermott International, Inc. and Comet I B.V.
Form or Registration No.: Form S-4	Date Filed: January 24, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by McDermott International, Inc., a Panamanian corporation (“McDermott”), and McDermott Technology, B.V., a company organized under the laws of the Netherlands (“McDermott Bidco”) and a direct wholly owned subsidiary of McDermott, with the United States Securities and Exchange Commission (the “SEC”) on March 29, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the offer to exchange shares of McDermott common stock, par value $1.00 per share, for any and all issued and outstanding common shares, par value EUR 0.01 per share, of Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“CB&I”), upon the terms and subject to the conditions set forth in the exchange offer prospectus dated March 29, 2018 (together with any amendments and supplements thereto, the “Exchange Offer Prospectus”), a copy of which is attached as Exhibit (a)(4) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(i) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Letter of Transmittal remains unchanged and is incorporated herein by reference to the extent relevant to the items in the Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Exchange Offer Prospectus or in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Exchange Offer Prospectus, are hereby amended and supplemented as follows:

The disclosure in the section of the Exchange Offer Prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer as Part of the Combination” is hereby amended and supplemented by adding the following text at the end thereof:

On May 2, 2018, at the McDermott Special Meeting, McDermott stockholders approved the McDermott Reverse Stock Split Articles Amendment Resolution and the McDermott Stock Issuance. Approval of the McDermott Reverse Stock Split Articles Amendment Resolution and the McDermott Stock Issuance at the McDermott Special Meeting satisfied the condition to obtain the McDermott Stockholder Approval.

On May 2, 2018, CB&I advised McDermott that, at the CB&I Special General Meeting held on May 2, 2018, CB&I shareholders approved the Merger Resolutions, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions. Adoption of the Merger Resolutions, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions at the CB&I Special General Meeting satisfied the condition to obtain the CB&I Shareholder Approval.

With the receipt of these approvals, McDermott and CB&I believe that all material conditions to the Combination, other than those to be satisfied on the closing date, have been satisfied. The respective obligations of each of the McDermott Parties and the CB&I Parties to complete the Combination (including the obligation of McDermott Bidco to accept for exchange, and the obligation of McDermott to issue shares of McDermott Common Stock to McDermott Bidco to offer in exchange for, any shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer) remain subject to the fulfillment of any outstanding conditions on or prior to the Closing Date.

As a result of the approval of the McDermott Reverse Stock Split Articles Amendment Resolution at the McDermott Special Meeting, McDermott expects the McDermott Reverse Stock Split to occur at 11:59 p.m. Eastern time on May 9, 2018, such that the final Exchange Offer Ratio will be 0.82407 shares of McDermott Common Stock for each issued and outstanding share of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer that is accepted by McDermott Bidco.

As a result of the Core Transactions, shareholders of CB&I who do not validly tender in (or who properly withdraw their shares of CB&I Common Stock from) the Exchange Offer and, as a result of the Merger, become CB&I Newco shareholders, will be entitled to receive, in respect of each former share of CB&I

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Common Stock, upon completion of the Liquidation, 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares. The consideration per share of CB&I Common Stock to be received pursuant to the Core Transactions is the same as the Exchange Offer Ratio, except that the receipt of shares of McDermott Common Stock and cash in lieu of fractional shares pursuant to the Liquidation generally will be subject to Dutch Dividend Withholding Tax.

The information set forth in Item 99.1 of the Current Report on Form 8-K/written communications pursuant to Rule 425, filed by McDermott with the SEC on May 2, 2018, is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(lvii)	Press Release issued by McDermott, dated April 25, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 25, 2018).

(a)(5) (lviii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 25, 2018).

(a)(5)(lix)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 27, 2018).

(a)(5)(lx)	Message to stockholders regarding special meeting of stockholders (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 30, 2018).

(a)(5)(lxi)	Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on May 2, 2018 (incorporated herein by reference).

(a)(5)(lxii)	Joint Press Release issued by McDermott and CB&I, dated May 2, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on May 2, 2018).

(a)(5)(lxiii)	Certificate of Amendment to McDermott’s Amended and Restated Articles of Incorporation dated May 2, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on May 2, 2018).

(a)(5)(lxiv)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on May 2, 2018).

Forward-Looking Statements

McDermott cautions that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, including after the proposed business combination with CB&I. These forward-looking statements include, among other things, statements about the expected timing of the reverse stock split and the closing of the combination. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions

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prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2018

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ John Freeman
Name: John Freeman
Title: Senior Vice President, General Counsel and Corporate Secretary

MCDERMOTT TECHNOLOGY, B.V.

By:	/s/ John Freeman
Name: John Freeman
Title: Secretary

[Signature Page to Schedule TO-T/A]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Letter of Transmittal and Instructions for Letter of Transmittal.*

(a)(1)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Notice of Withdrawal of CB&I Common Stock.*

(a)(1)(v)	Letter to CB&I 401(k) Plan Participants.*

(a)(1)(vi)	Letter to Lutech Resources Savings Plan Participants.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 of CB&I (incorporated by reference to the Schedule 14D-9 filed by CB&I on March 29, 2018).

(a)(4)	Exchange Offer Prospectus, dated March 29, 2018.*

(a)(5)(i)	Joint Press Release, dated December 18, 2017, issued by McDermott and CB&I announcing entry into the Business Combination Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(a)(5)(ii)	Joint Investor Presentation, dated December 18, 2017, entitled “McDermott International + CB&I” (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(a)(5)(iii)	Letter to Employees by Scott Munro (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(iv)	Employee Video Transcript by David Dickson (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(v)	Employee Questions (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(vi)	Conference call invitation (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(vii)	Letter to Employees by David Dickson (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(viii)	McDermott webpage entitled “McDermott and CB&I to Combine” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(ix)	Employee Guidelines (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(x)	Integration Team Presentation (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xi)	Transcript of conference call held by McDermott on December 18, 2017 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xii)	McDermott Slide Presentation entitled “Town Hall” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xiii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xiv)	Email from Tony Brown, Chief Integration Officer, to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 26, 2017).

Exhibit No.	Description

(a)(5)(xv)	Joint Investor Presentation, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on January 8, 2018).

(a)(5)(xvi)	Press Release issued by McDermott, dated January 8, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on January 8, 2018).

(a)(5)(xvii)	Article written by Bloomberg Markets entitled “McDermott CEO Bets on Next Turnaround at Ailing Chicago Bridge” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 9, 2018).

(a)(5)(xviii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 11, 2018).

(a)(5)(xix)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 16, 2018).

(a)(5)(xx)	Joint Press Release issued by McDermott and CB&I, dated January 25, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 25, 2018).

(a)(5)(xxi)	Integration communication to CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 30, 2018).

(a)(5)(xxii)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 5, 2018).

(a)(5)(xxiii)	Press Release issued by McDermott announcing McDermott’s financial results for the quarter and year ended December 31, 2017, dated February 21, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on February 21, 2018).

(a)(5)(xxiv)	McDermott Slide Presentation entitled “Q4 2017 Supplemental Information” (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on February 21, 2018).

(a)(5)(xxv)	Annual Report on Form 10-K of McDermott for the fiscal year ended December 31, 2017 (filed with the SEC on February 21, 2018 and incorporated herein by reference).

(a)(5)(xxvi)	Annual Report on Form 10-K of CB&I for the fiscal year ended December 31, 2017 (filed with the SEC on February 21, 2018 and incorporated herein by reference).

(a)(5)(xxvii)	McDermott Fourth Quarter 2017 Earnings Call Transcript (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 22, 2018).

(a)(5)(xxviii)	Email to McDermott and CB&I employees, dated February 26, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 27, 2018).

(a)(5)(xxix)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on March 13, 2018).

(a)(5)(xxx)	Joint Press Release issued by McDermott and CB&I, dated March 13, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on March 13, 2018).

(a)(5)(xxxi)	Joint Press Release issued by McDermott and CB&I, dated March 14, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on March 15, 2018).

(a)(5)(xxxii)	McDermott Slide Presentation entitled “McDermott International + CB&I” (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on March 22, 2018).

(a)(5)(xxxiii)	Joint Press Release issued by McDermott and CB&I dated March 29, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on March 29, 2018).

Exhibit No.	Description

(a)(5)(xxxiv)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 3, 2018).

(a)(5)(xxxv)	Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on April 5, 2018 (incorporated herein by reference).

(a)(5)(xxxvi)	Press Release issued by McDermott, dated April 5, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 6, 2018).

(a)(5)(xxxvii)	Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on April 11, 2018 (incorporated herein by reference).

(a)(5)(xxxviii)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 11, 2018).

(a)(5)(xxxix)	Letter to Stockholders regarding special meeting of stockholders (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 17, 2018).

(a)(5)(xl)	Press Release issued by McDermott announcing Institutional Shareholder Services Inc.’s recommendation, dated April 17, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 17, 2018).

(a)(5)(xli)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 17, 2018).

(a)(5)(xlii)	Current Report on Form 8-K filed by McDermott on April 18, 2018 (incorporated herein by reference).

(a)(5)(xliii)	Press Release issued by McDermott announcing Glass, Lewis & Co., LLC’s recommendation, dated April 23, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(xliv)	Joint Press Release issued by McDermott and CB&I announcing global name and brands for future combined company, dated April 23, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(xlv)	Press Release issued by McDermott announcing rejection of unsolicited, non-binding proposal from Subsea 7, dated April 23, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(xlvi)	Integration communication to McDermott employees announcing global name of the combined company (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(xlvii)	Integration communication to McDermott employees sent on McDermott’s intranet announcing global name of the combined company (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(xlviii)	Integration communication to McDermott employees announcing rejection of unsolicited, non-binding proposal from Subsea 7 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(xlix)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 23, 2018).

(a)(5)(l)	Press Release issued by McDermott announcing McDermott’s financial results for the quarter ended March 31, 2018, dated April 24, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on April 24, 2018).

(a)(5)(li)	McDermott Slide Presentation entitled “Q1 2018 Supplemental Information” (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on April 24, 2018).

Exhibit No.	Description

(a)(5)(lii)	Quarterly Report on Form 10-Q of McDermott for the quarterly period ended March 31, 2018 (filed with the SEC on April 24, 2018 and incorporated herein by reference).

(a)(5)(liii)	Quarterly Report on Form 10-Q of CB&I for the quarterly period ended March 31, 2018 (filed with the SEC on April 24, 2018 and incorporated herein by reference).

(a)(5)(liv)	Integration communication to McDermott employees sent on McDermott’s intranet announcing financial results for the quarter ended March 31, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 24, 2018).

(a)(5)(lv)	McDermott First Quarter 2018 Earnings Call Transcript (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 24, 2018).

(a)(5)(lvi)	Press Release issued by McDermott announcing proxy advisory firms’ recommendations, dated April 24, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 24, 2018).

(a)(5)(lvii)	Press Release issued by McDermott, dated April 25, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 25, 2018).

(a)(5) (lviii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 25, 2018).

(a)(5)(lix)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 27, 2018).

(a)(5)(lx)	Message to stockholders regarding special meeting of stockholders (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 30, 2018).

(a)(5)(lxi)	Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on May 2, 2018 (incorporated herein by reference).

(a)(5)(lxii)	Joint Press Release issued by McDermott and CB&I, dated May 2, 2018 (incorporated by reference to
Exhibit 99.1 to the Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on May 2, 2018).

(a)(5)(lxiii)	Certificate of Amendment to McDermott’s Amended and Restated Articles of Incorporation dated May 2, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on May 2, 2018).

(a)(5)(lxiv)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on May 2, 2018).

(b)(1)	Commitment Letter, dated December 18, 2017 to which McDermott International, Inc., Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank and Goldman Sachs Bank USA are parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(b)(2)	Amended and Restated Commitment Letter, dated April 4, 2018, to which McDermott International, Inc., Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, Goldman Sachs Bank USA, ABN AMRO Capital USA LLC, MUFG Bank, LTD., Royal Bank of Canada and Standard Chartered Bank are parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by McDermott on April 5, 2018).

(d)(1)	Business Combination Agreement, dated December 18, 2017, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017). †

Exhibit No.	Description

(d)(2)	Amendment No. 1 to Business Combination Agreement and Partial Assignment and Assumption of Business Combination Agreement, dated January 24, 2018, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (2), B.V., McDermott Technology (3), B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V., CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott on January 24, 2018).

*	Previously filed.
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. McDermott Bidco hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that McDermott Bidco may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished